Attachment To Section 77 E.
                                Legal Proceedings


     The United States Environmental Protection Agency ("EPA") has identified the Company as a potentially responsible person ("PRP") in respect to environmental harm to a farm denoted as "Boarhead" located in Upper Black Eddy, Bucks County, Pennsylvania. That matter is ongoing, unresolved and material.

     In November 1998 EPA issued a Record of Decision ("ROD") relative to estimated future cleanup costs. Those together with EPA's remedial costs already incurred totaled approximately $26,000,000. Responsibility for paying these incurred and potential costs depends upon evidence linking present and future PRP's to the site.

     At the outset of the discovery, the making public and the analysis of linking evidence, the Company committed to participate in a first cleanup phase relative to groundwater, known as operable unit one ("OU 1"). A condition of the participation was that expenses so incurred would be subject to reallocation after all available linking evidence was found and analyzed. Since the evidence linking the Company to the site and produced after it joined OU 1 was, in counsel's view, weak, the Company declined to participate in drum removal, soil cleanup ("OU 2") and past EPA costs.

     To date there are seven entities sharing in the OU 1 defense group ("the Group") of which the Company is one. The Company's share is one third of a one-fifth share. (The Company and two others of the seven owned an alleged waste generator in Malvern Pennsylvania at different times and together are considered one member.) To the extent the Company declines to participate with the Group in OU 2 and past costs, the Company will be exposed to contribution claims from those remaining and may lose contribution protection afforded under CERCLA (The Superfund Act). Recently the Group advised the Company that it would, in fact, start such a suit in which the Company would be a defendant. Non-group members who will be named defendants will likely join the Company as well.


     The Group's investigation has identified approximately 23 others who are arguably responsible for cleanup costs. The Group


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will  attempt to bring in as many of the 23 as possible as  defendants  or added
Group members to share expenses and liability, and otherwise resolve or try the matter.

     After the ROD was distributed, EPA on two occasions gave certain potentially responsible parties, ("PRP"s) special notices to remediate. The Company was not among them. Counsel's interpretation of this circumstance is that the EPA, based upon evidence available to it, determined that the Company, at critical times, was not sufficiently linked to the site to warrant a cleanup direction. Nevertheless other PRPs who did receive special notices, including the former owner of the Malvern plant, pointed out evidence which in their view may lead to a link between the Company and the Boarhead site.

     Much of the linking evidence depends upon the recollection by waste haul drivers of events taking place more than twenty-five years ago. At least one such driver has given self-contradictory accounts of events in testimony over the past several years. He and other drivers will be examined in the future and records will likewise be reviewed all or any of which may supply evidence linking the Company to the site. The Company will continue to examine whatever evidence is presented that may create such a link and will evaluate its position from time to time based thereon.

     The Company's estimate of its share of the OU 1 costs, exclusive of the cost of liaison counsel and a special allocator is $150,000 of which $37,167.00 was incurred and paid in fiscal years ending prior to or with fiscal year ending August 31, 2001. Based upon findings of an allocator, the Company's commitment may be increased, decreased or remain static. By the same means, the Company will judge its cost exposure, if any, for the later and larger cleanup phases.
In addition to the foregoing the Company is committed to reimburse liaison counsel one fifteenth (one-third of a one-fifth share) as it relates to the OU 1 expenditures.